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                           August 9, 2021

       Keith Valentine
       President and Chief Executive Officer
       SeaSpine Holdings Corp
       5770 Armada Drive
       Carlsbad, CA 92008

                                                        Re: SeaSpine Holdings
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2021
                                                            File No. 333-258527

       Dear Mr. Valentine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Patrick O'Malley